FIRST AMENDMENT TO CONTRIBUTION AND SPIN-OFF AGREEMENT

This First Amendment to Contribution and Spin-Off Agreement (this "Amendment") is entered into as of January 29, 2018, by and among RealBiz Media Group, Inc., a Delaware corporation ("**RealBiz**"), Anshu Bhatnagar, an individual ("**Mr. Bhatnagar**"), NestBuilder.com Corp., a Nevada corporation ("**NestBuilder**"), and Alex Aliksanyan, an individual ("**Mr. Aliksanyan**"). RealBiz, Mr. Bhatnagar, NestBuilder, and Mr. Aliksanyan shall each be referred to as a "**Party**" and collectively as the "**Parties.**"

RECITALS

WHEREAS, the Parties entered into that certain Contribution and Spin-Off Agreement dated as of October 27, 2017 (the "**Agreement**"), a copy of which is attached hereto as Exhibit A, pursuant to which, among other things, (i) NestBuilder and RealBiz agreed to use commercially reasonable efforts to effectuate a pro rata distribution of NestBuilder.com Corp. common stock to the stockholders of the Company, and (ii) Mr. Bhatnagar agreed to sell to NestBuilder the shares of NestBuilder common stock he receives in such distribution for a nominal purchase price;

WHEREAS, the Parties desire to amend the Agreement on the terms and conditions set forth in this Amendment.

NOW, THEREFORE, in consideration of the agreements and covenants herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties agree to amend the Agreement by executing this Amendment, and the parties hereto hereby enter into this Amendment, so as to agree with each other as follows:

1. Capitalized Terms. All capitalized terms used herein shall have the same respective meanings as are given such terms in the Agreement unless expressly provided otherwise in this Amendment.

2. Amendment to Section 2.3. Section 2.3 of the Agreement is hereby deleted in its entirety and the following substituted therefor:

"2.3 Sale by Mr. Bhatnagar of NestBuilder Shares. Upon delivery of written notice by NestBuilder to Mr. Bhatnagar (the "**Purchase Notice**"), which notice shall not be given less than sixty (60) days after the Distribution, Mr. Bhatnagar will sell to NestBuilder, and NestBuilder will purchase from Mr. Bhatnagar, within ten (10) days of receipt of the Purchase Notice by Mr. Bhatnagar, the shares of common stock of NestBuilder received by Mr. Bhatnagar and his affiliates pursuant to the Distribution (the "**Bhatnagar Shares**"), free and clear of all security interests, liens, encumbrances, claims, charges, assessments and restrictions other than restrictions on transfer under federal and state securities laws. The purchase price for the Bhatnagar Shares will be ten (10) dollars."

3. Effect of Amendment. Except as expressly amended hereby, the Agreement shall remain in full force and effect in accordance with its terms, and is hereby ratified and confirmed by the parties hereto.

4. Counterparts. This Amendment may be executed in any number of counterparts, and by the parties hereto on separate counterparts, each of which shall be an original and all of which taken together shall constitute one and the same agreement. Executed counterparts may be delivered via facsimile or other means of electronic transmission.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the date first set forth above.

RealBiz:

RealBiz Media Group, Inc.,
a Delaware corporation

By: ______________________
Name: Thomas Grbelja
Title: Director

NestBuilder:

Nestbuilder.com Corp.,
a Nevada corporation

By: Alex Aliksanyan
Name: Alex Aliksanyan
Title: President

Mr. Bhatnagar:

By: ______________________
Anshu Bhatnagar, an individual

Mr. Aliksanyan:

By: Alex Aliksanyan
Alex Aliksanyan, an individual

EXHIBIT A

AGREEMENT